UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*



                             M & F Worldwide Corp.
                              ---------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   552541104
                                   ---------
                                 (CUSIP Number)


                          Bay Harbour Management, L.C.
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                  (212)371-2211
                      -----------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 26, 2007
                                -----------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.552541104


________________________________________________________________________________
1    Name of Reporting Persons.  Bay Harbour Management, L.C.
     I.R.S. Identification Nos. of above persons (entities only)



________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC use only



________________________________________________________________________________
4    Source of Funds (See Instructions)

OO

________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
     [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Florida


________________________________________________________________________________
                  7    Sole Voting Power
                    ____________________________________________________________
 Number of        8    Shared Voting Power     1,370,612
                       _________________________________________________________
 Shares Bene-     9    Sole Dispositive Power
                       _________________________________________________________
 ficially Owned   10   Shared Dispositive Power    1,370,612
                       _________________________________________________________


________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person  1,370,612



________________________________________________________________________________
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)     6.8%



________________________________________________________________________________
14   Type of Reporting Person (See Instructions)                    IA

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on December 29, 2006, with respect to the Common Stock, par value $0.01 per share (the "COMMON STOCK") of M & F Worldwide Corp., a Delaware corporation (the "ISSUER"). The address of the executive offices of the Issuer is 35 East 62nd Street New York, NY, 10021.

         Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

ITEM 2.  IDENTITY AND BACKGROUND

         (a-f) This Schedule 13D is being filed by Bay Harbour Management L.C. (the "REPORTING PERSON"). The directors, executive officers and control persons of the Reporting Person are Steven A. Van Dyke, Douglas P. Teitelbaum, and John
D. Stout.

         Steven A. Van Dyke, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Managing Principal of the Reporting Person. Douglas P. Teitelbaum, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of the Reporting Person. John D. Stout, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of the Reporting Person.

         The Reporting Person is a Florida limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, with a business address of 885 Third Avenue, New York, NY 10022.

         During the past five years, neither the Reporting Person nor any of Messrs. Van Dyke, Teitelbaum or Stout have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of the $4,563,142.50 used by the Reporting Person to purchase the Common Stock on February 26, 2007 and to make all prior and subsequent purchases of the Common Stock reported in this Schedule 13D were various investment funds and accounts managed on a discretionary basis by the Reporting Person (the "FUNDS").

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person has purchased, on behalf of the Funds, the Common Stock reported by it for investment for the Funds and it has either shared or sole investment power and voting power with respect to the Common Stock reported by it. The Reporting Person acquired the Common Stock because it considered the Common Stock to be an attractive investment opportunity. The Reporting Persons may cause the Funds, or other investment entities which it advises or manages, to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds or other investment entities at any time.

         The Reporting Person intends continuously to review its investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other equity securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Person may cause the sale of all or part of the Shares held by it, or may cause the purchase of additional Shares or other equity securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Person may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

         The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Person currently has no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right to formulate such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 1,370,612 shares of Common Stock (the "SHARES"). The Reporting Person shares voting and dispositive power over such holdings with the Funds. As of March 8, 2007, the Shares represented 6.8% of the approximate total 20,233,370 shares of Common Stock outstanding as previously reported by the Issuer. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

         (b) The Reporting Person and the Funds share voting and dispositive power over the 1,370,612 shares of Common Stock held directly by the Funds.

         (c) Within the last sixty days, the Reporting Person, on behalf of the Funds, made the following purchases of the Common Stock in the open market:

         DATE             NO. OF SHARES ACQUIRED     PRICE PER SHARE
----------------------- --------------------------- ------------------

     February 21                  73,000                $ 36.5846
     February 22                  40,000                $ 37.1801
     February 23                  5,550                 $ 37.1316
     February 26                 115,000                $ 39.6795
     February 27                  95,862                $ 39.5155

         (d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) The Reporting Person is not currently, nor has it ever been, the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         By virtue of the relationships between the Reporting Person and the Funds, as described in Item 2, the Reporting Person and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, the Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that the Reporting Person is a beneficial owner of any such shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.




Date: March 8, 2007                          Bay Harbour Management, L.C.




                                                    /s/ Kurt Cellar
                                              ----------------------------------
                                              Name:  Kurt Cellar
                                              Title: Partner